N E W S R E L E A S E

TALISMAN ENERGY ANNOUNCES CONTINUING
EXPLORATION SUCCESS IN VIETNAM

CALGARY, Alberta - March 22, 2007 - Talisman (Vietnam 15-2/01) Ltd., a wholly owned subsidiary of Talisman Energy Inc., has drilled a successful sidetrack well from its Hai Su Trang (HST) discovery offshore Vietnam and determined that the adjacent Te Giac Trang (TGT) industry discovery extends onto Block 15-2/01.

The sidetrack well penetrating the TGT structure on Block 15-2/01 was drilled to a total depth of 3,321 metres (measured depth) and successfully tested oil from the Lower Miocene formation, flowing at 4,886 bbls/d of 37° API oil, limited by well test equipment.

The HST discovery is also located in Block 15-2/01, 50 miles off the east coast of Vietnam on trend with large oil and gas discoveries in the Cuu Long Basin. In January 2007, Talisman announced that the HST discovery well had tested 14,863 bbls/d of oil from a separate fault block updip and adjacent to the 2005 Te Giac Trang (TGT Block 16-1) industry discovery.

“This continued success confirms our belief in the considerable potential of Block 15-2, with over 20 prospects and leads already identified by our 3D seismic survey,” said Dr. Jim Buckee, President and Chief Executive Officer of Talisman. “Although we are still in the appraisal stage, these drilling results have given us some confidence that we are looking at our first commercial discovery here. The well results also support the likelihood that we will find a number of similar structures at Miocene level, particularly where by-passed pay has already been recorded in early wells drilled on the block. We move forward with increased confidence in the three well exploration program, which is due to commence in the third quarter of this year.”

The Thang Long Joint Operating Company, a special purpose company established for conducting all operations on Block 15-2/01, plans to drill three new wildcat exploration wells in 2007 to evaluate additional structures on trend with the HST discovery. Talisman holds a 60% working interest share in any commercial discoveries on Block 15-2/01 with PetroVietnam Exploration and Production Company holding the remaining 40%.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

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3/21/2007

For further information, please contact:

David Mann, Senior Manager, Corporate   Christopher J. LeGallais
& Investor Communications    Senior Manager, Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210      Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com       Email:  tlm@talisman-energy.com

12-07

Forward-Looking Statements

This news release contains statements that constitute forward-looking statements or forward-looking information (collectively ‘forward-looking statements’) within the meaning of applicable securities legislation. These forward-looking statements include, among others, statements regarding: business plans for drilling, exploration and appraisal and estimated timing; business strategy and plans; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. Often, but not always, forward-looking statements use words or phrases such as: ‘expects’, ‘does not expect’ or ‘is expected’, ‘anticipates’ or ‘does not anticipate’, ‘plans’ or ‘planned’, ‘estimates’ or ‘estimated’, ‘projects’ or ‘projected’, ‘forecasts’ or ‘forecasted’, ‘believes’, ‘intends’, ‘likely’, ‘possible’, ‘probable’, ‘scheduled’, ‘positioned’, ‘goal’, ‘objective’ or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will’ be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this news release. In particular, statements which discuss future business plans for drilling, exploration and appraisal in 2007 assume that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Undue reliance should not be placed on forward-looking statements. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, including unpredictable facilities outages;
•     risks and uncertainties involving geology of oil and gas deposits;
•     the uncertainty of reserves estimates, reserves life and underlying reservoir risk;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•     health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing and changes in capital markets;
•	risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
•     changes to general economic and business conditions;
•     the effect of acts of, or actions against, international terrorism;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•     the Company’s ability to implement its business strategy.

Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included: (1) under the heading “Risk Factors” in the Company’s Annual Information Form; and (2) under the headings “Management’s Discussion and Analysis - Risk Factors” and elsewhere in the Company’s 2006 Annual Financial Report. Additional information may also be found in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change except as required by law.